VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549-4561

Attention:		Evan Jacobson
Tamara Tangen

	Re:	Excel Corporation.
Registration Statement on Form S-l (File No. 333-137702)
Form 8-A (File No. 001-34756)

Ladies and Gentlemen:

On behalf of Excel Corporation (the “Company”), we are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2011 (the “Registration Statement”).  For your convenience, we have enclosed a courtesy package which includes two copies of Amendment No. 1 which have been marked to show changes from the filing of the Registration Statement.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received by email on May 20, 2011 from the staff of the Commission (the “Staff”).  For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.  All page numbers in the responses below refer to Amendment No. 5, unless otherwise indicated.

Facing Sheet

1. It appears that the securities being registered are to be offered on a delayed or continuous basis pursuant to Securities Act Rule 415. Please check the appropriate box or advise.

Response

Complied with. The Rule 415 box was inadvertently left unchecked on the initial filing but has been checked on the cover page of Amendment number 1.

Outside Front Cover Page of Prospectus

2. Please revise to disclose that all checks for subscriptions should be made payable to “Signature Bank – Escrow Agent for Excel Corporation.”

Response

Complied with in the second paragraph on the cover page.

3. Please revise to state the percentage of voting interest that your officers and directors will have after the offering.

Response

Complied with in the fifth paragraph on the cover page.

Prospectus Summary, page 5

Overview, page 5

4. Please revise to disclose that you have generated no revenues since formation.

Response

Complied with in the first paragraph under “Business Summary” on page 5.

5. Please revise to describe briefly the timeline for the development of your business, the anticipated costs associated with its development, and the uncertainties as to whether you will succeed in those efforts. Please revise the disclosure in the “Description of Our Business” section to provide a more detailed discussion of the foregoing.

Response

Complied with in the fourth paragraph under “Business Summary” on page 5. Additional disclosure was added to the “Business” section in the last two paragraphs under “Principal Services” on page 27.

Risk Factors, page 7

General

6. It appears that you do not intend to register a class of securities under Section 12 of the Exchange Act. Please include a risk factor that informs potential investors that you will be not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on Section 12 registrants.

Response

Complied with on page 15.

7. It is reasonably likely that you will have less than three hundred record shareholders at your next fiscal year end and at the conclusion of the offering. As such, it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Please include a risk factor that explains the associated risks to potential investors.

Response

Complied with on page 15.

8. We note that you have not assessed the effectiveness of your disclosure controls and procedures or your internal controls over financial reporting. In addition, you will not be required to provide management’s report on the effectiveness of your internal controls over financial reporting until your second annual report, and you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company. Please add a risk factor or risk factors addressing the associated risks.

Response

Complied with on page 15.

9. You state on page 30 that each of your officers is employed in other businesses, many of which may be deemed competitive with your business. Please add a risk factor disclosing the related risks and stating the minimum percentage of time your officers will devote to your business. In addition, explain how your officers will resolve potential conflicts of interest that arise between you and their other businesses.

 “We may become subject to local laws and regulations in the U.S…,” page 9

10. This risk factor states that you may become subject to U.S. federal, state and local laws and regulations affecting your business, various labor, workplace and related laws, as well as environmental laws and regulations. You are incorporated in Delaware and are already subject to federal, state and local laws. In addition, this risk factor appears to apply to any domestic issuer. See Item 503(c) of Regulation S-K. Please revise.

Response

Risk factor has been revised and complied with on page 9.

Subscriptions, page 20

11. Please revise to clarify that subscription amounts will be counted towards the minimum subscription amount only if the form of payment, such as any check, clears the banking system prior to the end of the end of the offering period. We assume that the signed escrow agreement you file with a pre-effective amendment will include a corresponding provision.

Response

Complied with in the first paragraph under “Subscriptions” on page 20.

Principal Shareholders, page 25

12. Please revise to disclose who has voting and investment power over the shares held by Ruben Azrak Trust. See Instruction 2 to Item 403 of Regulation S-K.

Response

Complied with in the footnote 6 on page 25. Please note that the name of the Trust was incorrect in the initial filing and has been amended in the shareholder table on page 25 and in Item 15 on page 41.

13. Footnotes 1, 2, and 3 contain disclaimers of beneficial ownership. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Exchange Act. Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is the beneficial owner of the securities covered by such statement.

Response

Complied with in the footnotes on page 25; disclaimers relating to beneficial interest have been deleted.

Directors, Executive Officers, Promoters and Control Persons, page 30

Background Information About Our Officers and Directors, page 31

14. Notwithstanding your disclosure in the first paragraph on page 31, for each director, please revise to disclose on an individual basis why the person’s particular and specific experience, qualifications, attributes or skills led the board to conclude that such person should serve as your director, in light of your business and structure. See Item 401(e)(1) of Regulation S-K, and for guidance, refer to Question 116.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K.

Response

Complied with on page 31.

Undertakings, page 47

15. Please revise undertaking 4 so that it is consistent with the language of Item 512(a)(6) of Regulation S-K. Specifically, we note that Item 512(a)(6) refers to registrants, not “small business issuer.”

Response

Complied with on page 40.

16. Please revise the undertaking in the final paragraph on page 43 so that it is consistent with the language of Item 512(h)(3) of Regulation S-K.

Response

Complied with on page 43.

Exhibits Index, page 42

17. Please file the escrow agreement with Signature Bank as an exhibit. See Item 601(b)(10)(i) of Regulation S-K. In addition, revise your disclosure in the “Subscriptions” section of the prospectus, as necessary, to include a materially complete description of any escrow procedures not already discussed.

Response

Complied with; Escrow Agreement has been filed as Exhibit 10.2.

18. Please file the subscription agreement as an exhibit. See Item 601(b)(10)(i) of Regulation S-K.

Response

Complied with; Subscription Agreement has been filed as Exhibit 10.3.

Sincerely,

MEISTER SEELIG & FEIN LLP

Mitchell Lampert